Exhibit 99.7
January 17, 2007 CNBC Media Interview on the Financial Performance of Wipro Limited for the
Quarter ended December 31, 2006.
Interviewee: Suresh Senapaty Executive Vice President, Finance & CFO
Girish Paranjpe President — Financial Solutions SBU
Dr. A.L.Rao President — Product Engineering Services SBU
Sudip Banerjee President — Enterprise Solutions SBU
Suresh Vaswani President — Wipro Infotech and Global Practices
T K Kurien, President Wipro BPO SBU
CNBC: We now go across to the Wipro top management now. To start off with Suresh Senapaty, CFO, Sudip Banerjee, Girish Paranjpe, who heads BFSI, and A.L. Rao, Chief Operating Officer join us now in the next few seconds to discuss the Wipro numbers, which are ahead of the street expectations and there is a positive surprise on both top line and the bottom line, lets go across to Wipro now.
Gentlemen, good morning, and thanks very much to all of you for joining in. Suresh if I could start with you, your global IT revenues have gone up about 6%, but the overall consolidated revenues are up close to 12%, so where is this additional surprise coming from on the top line?
Suresh Senapaty : I think another solid quarter of positive results so far as Wipro Technology is concerned; Wipro Infotech is concerned, Wipro Consumer Care and the entire Wipro as a whole, so we have got about a 45% revenue growth YOY and about Rs. 765 crores of net income, which is about 41% of net income growth. This particular growth has come from all the businesses, I mean as you see Wipro Technologies we got about 8.8% sequential growth on the revenue front and the margins were about flattish with only 20 basis points difference, and Wipro Infotech again had a substantial growth in terms of 76% revenue growth and 56% EBITDA growth. Similarly, we had Wipro Consumer Care also, which had 36% revenue growth and 25% EBITDA growth. So all in all in all the businesses we had seen substantial growth and that is how it has given a boost to our net income, plus we had an effective tax rate a little lower in the current quarter and that has enhanced our overall net income growth.
CNBC : Could you just elaborate on the margin picture for this quarter Suresh, the kind of pressures that you face from the foreign exchange front and what you were able to do to offset it, because margins have contracted by 20 bips?
Suresh Senapaty : That is correct, you know like we have stated, we had given a compensation increase for a part of the team and the full impact of the quarter was felt because of the compensation increase that was given on 1st of September and that had impacted about 180 basis points for the current quarter, that is quarter ending December. Plus we had about a 60 basis points impact on account of forex and about 20 basis points on account of price realization, which was the number of days of working in Q3 being lower in comparison to Q2. Most or all of that substantial part of that got offset because of (A) we got SG&A scale improvement about 50 basis points. We saw margin expansion in BPO as well as acquisitions that has helped us over 30 basis points, and similarly because of a higher amount of change in the mix of the bulge, both in terms of offshore onsite, some of the optimization in the onsite deployment of workforce, we got an utilization effect of about 160 basis points, so net-net we could reduce the impact to about 20 basis points on a Q-O-Q basis.
CNBC : Suresh, morning, before we get to the specific verticals, if you could line up the contribution for your revenues between acquisitions and BPO services sequentially, because on a year-on-year basis, it is very high, but if you could explain the growth on the quarter-on-quarter basis?

Suresh Senapaty: Yeah, I mean if you look at the acquisition, growth has been marginally higher than the overall average growth of Wipro Technologies from a Q2 to q3 and all the acquisitions that we did up to Q2 and Q3 are identical in terms of its reflection of the numbers for all the 3 months of Q2 as well as on the 3 months of Q3 and Q2. So whereas the BPO is concerned, we had a sequential growth of about 7% and there was a margin expansion of about 30 basis points apart from sequential margin expansions that we are seeing quarter after quarter, which means on a YOY basis we have seen a margin expansion of about 780 basis points, so both have contributed well for our mitigation of the cost pressures we had on increasing wages and forex etc., for reducing the impact from Q2 to Q3.
CNBC: Sudip, morning, what has been the experience in enterprise solutions and what sort of pipeline do you have as you look into the next two quarters?
Sudip Banerjee: Well the good news in enterprise solutions this quarter has been the growth in the energy and utilities verticals that has grown sequentially by more than 31% and that is a superb performance from them. It was followed by retail, which also grew about 9.3%, and manufacturing which grew 9.2%. We continue to see good traction in all parts of enterprise business including the technology, media, and transportation services vertical plus manufacturing retail and utilities, so part of the guidance which we have given, which is $685 million in global IT business is based on the confidence that we have of the growth that we expect from the enterprise business in Q4. So we have had a good quarter and we see a good prospect of our pipeline, we see good traction in the market and we think that Q4 will also go the same way as Q3.
CNBC : Girish, morning, from the BFSI space what was the experience, sequentially what kind of growth did you see and whether you can talk about any notable wins or major relationship that you inked in this quarter?
Girish Paranjpe : Sure, actually we had another great quarter, we had a 10% sequential growth, and if I look at on a Y on Y basis we are 52% growth, and if we look at the track record, this is 9th sequential quarter that we have grown 50% plus on the Y on Y basis. So I think we have continued the track record of high growth, and if I look at the client environment, we continued to have strong relationships, we have signed up one large client which we will be able to announce in the month’s time, which really gives us confidence about the future, but across our client environment that they are looking at, at least a normal 2007 and the year has started well. So, we are at this moment being fairly confident about where we are.
CNBC : Mr. Rao, morning, could you give us some details of pricing and how that has stacked up in this quarter? Are you seeing any kind of off take in realizations at all?
Dr. Rao : While some amount of price increase has happened, especially in our large engagements, but we have run largely offshore development centres for our clients. Some marginal price increases will continue to happen.
Suresh Senapaty : We could only say that the pricing environment looks good in terms of there is fair amount of stability with a positive bias.
CNBC : We like that sentence gentlemen and stay with us. We take a break when we come back more from Wipro and may be we will get some more gentlemen in from the Wipro management.
Welcome back. We are discussing the Wipro numbers. Suresh Senapaty of Wipro is with us, TK Kurien, who heads Wipro BPO; and Suresh Vaswani, who heads Wipro Infotech also join in right now.

CNBC : Gentlemen, good morning. Kurien, if you could just update us, what happened to the BPO business between quarters? Whether you saw any kind of rate increases at all and the mix between voice and non- voice?
TK Kurien: Okay, let me give you a quick sense of what happened last quarter. A pretty satisfying quarter by our estimates. We grew 7.2% sequentially in terms of top line. Our profitability went up by 60 bps. And more importantly, what we did was that the profitability increase was achieved after factoring in a full salary increase that we had given, effective October first. On the operations side, attrition is down significantly and we have had some marquee wins on the customer side too. So overall a satisfying quarter. In terms of rate increases, fundamentally what we have seen is that between last year and this year we have managed to get a rate increase. Roughly, overall as a company, if you look at the number, it would probably be in the region of about 3-4%, that’s where our rate increases will be.
Suresh Senapaty: And if I can supplement, there has been a net add in the BPO business of about 1500 people last quarter. Similarly we had about 3, 500 net add for the IT services business last quarter, which is very-very decent and robust.
CNBC: Suresh Vaswani, good morning. Tell us a little bit about what your experience was with the Infotech side and whether or not you have any big deals in the pipeline now?
Suresh Vaswani: You know Wipro Infotech has had a fabulous quarter, last quarter. We have grown 76% in revenue. We have grown 50% in terms of profit. And just to give you a perspective, 76% of revenue would be 3X that of market growth because the India market growth is roughly 22%. We have had some outstanding wins including in mySAP implementation for Wheels and Hyundai. We have had wins in the Data Center Integration area with Federal Bank and Punjab Bank. We have had ... We would be supplying 20, 000 PC’s to the Government of Goa and Government of Assam for education purposes. And from Bharti Airtel we have won two prestigious networking contracts One for implementation of Wimax at the Bombay Airport and the second one for Metro Ethernet implementation in Delhi and surrounding regions. So all in all Wipro Infotech has had an outstanding quarter. We did speak about, earlier in the quarter, about the total outsourcing win that we had in Dena Bank, which is a large win. It’s all about infrastructure implementation and application integration over 800 branches of Dena Bank, as well as supporting them over a period of 10 years. So that was one outstanding total outsourcing win that we announced this quarter.
Suresh Senapaty: And the service revenue in Infotech has been very good at 49%. And also there is a large acquisition that we announced and it has got consummated effective first of November, which is again a big complementation with respect to the portfolio of business and offerings that Wipro Infotech has. Incidentally, Suresh Vaswani also heads our practices which has given us a significant growth. Now I would like Suresh to talk about, on the practices too.
Suresh Vaswani: So speaking about the IT practices globally, we continue to lead with Technology Infrastructure Services, we are industry leaders there. We lead in Testing Services and in our Package Implementation business. We lead in new dimension areas like Supply Chain Management and CRM. Just to give you a perspective of performance of these service lines — Infrastructure Services has grown 20% sequentially, 80%, YoY.

Our Package Implementation business has grown 14% sequentially, roughly 39% YoY. And our Testing Services business has grown 8% sequentially, which is 57% YoY performance.
I would like to talk about a few of the wins that we have had in these service lines, they have been pretty much across the board. Speaking about Infrastructure Services, large contract from a European Telecom Service provider where we will be doing Telecom Network Operations. We had an interesting win in terms of Microsoft Exapta implementation for one of the leading IT product companies in the world. While on the testing side we have had some very interesting wins in specialized testing like Performance Testing and Package Testing. So all in all these service lines continue to drive the growth momentum in Wipro.
CNBC: Sounds good. Gentlemen, thank you very much and good luck for the next quarter, for joining in today. We will take a break and when we come back its full tilt on the markets. Wipro’s done for this morning. Now we turn to other stocks and sectors which will move today. When we come after the break three gentlemen will join us to talk about that.